Exhibit 99.1
FORM 51-102F3
MATERIAL CHANGE REPORT
1.	Name and Address of Corporation

Falconbridge Limited (“Falconbridge”) Ste. 200 – 181 Bay Street, P.O. Box 755, BCE Place Toronto, ON M5J 2T3

2.	Date of Material Change

June 25, 2006

3.	News Release

A press release with respect to the material change referred to in this report was issued by Falconbridge on June 26, 2006 through the facilities of CCN Matthews and filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

4.	Summary of Material Change

On June 25, 2006, Falconbridge together with Inco Limited (“Inco”) and Phelps Dodge Corporation (“Phelps Dodge”), announced that they had entered into a number of agreements, described below, relating to (i) an increase in the consideration under Inco’s outstanding offer to acquire all of the common shares of Falconbridge and (ii) a proposed combination of Inco and Phelps Dodge, pursuant to a statutory plan of arrangement under which Inco would amalgamate with a wholly-owned subsidiary of Phelps Dodge and become a wholly-owned subsidiary of Phelps Dodge. If both Inco’s offer to acquire all the outstanding shares of Falconbridge and the proposed arrangement are successfully completed, the three companies would continue as “Phelps Dodge Inco Corporation”.

Fifth Amendment to Support Agreement between Inco and Falconbridge

On June 25, 2006, Falconbridge and Inco entered into a fifth amending agreement (the “Fifth Amendment”) to amend the support agreement (as amended, the “Support Agreement”) originally entered into by Falconbridge and Inco on October 10, 2005, as subsequently amended on January 12, 2006, February 20, 2006, March 21, 2006 and May 13, 2006, respectively. Under the terms of the Fifth Amendment, among other things, Inco has agreed to increase the cash consideration and the share consideration offered to holders of Falconbridge common shares pursuant to Inco’s offer (the “Offer”) to acquire all of the issued and outstanding Falconbridge common shares. As a result, Falconbridge shareholders will be entitled to elect to receive either Cdn.$53.83 in cash per Falconbridge common share held or 0.82419 of a common share of Inco plus Cdn.$0.05 in cash for each Falconbridge common share held, subject in each case to proration based upon the maximum amount of cash available and the maximum number of Inco common shares issuable under the Offer. Falconbridge has also agreed to use its reasonable best efforts to cooperate with Inco and to obtain all necessary consents and approvals with respect to the transactions contemplated by the Combination Agreement between Inco and Phelps Dodge (discussed below).

Combination Agreement between Inco and Phelps Dodge

On June 25, 2006, Inco and Phelps Dodge entered into a combination agreement (the “Combination Agreement”) pursuant to which a newly-formed, wholly-owned subsidiary of Phelps Dodge will acquire all of the outstanding common shares of Inco pursuant to a statutory plan of arrangement to be effected under the Canada Business Corporations Act (the “Arrangement”). Under the terms of the Combination Agreement, each common share of Inco will be exchanged for 0.672 of a common share of Phelps Dodge and Cdn.$17.50 in cash. The Arrangement is subject to, among other things, approvals from the shareholders of Phelps Dodge, the shareholders of Inco, and the Ontario Superior Court of Justice, respectively. In addition, the transaction is subject to antitrust clearance and Investment Canada approval. The transaction is not conditional upon the completion of Inco’s acquisition of Falconbridge.

Related Agreements

In connection with the entering into of the Combination Agreement (i) Inco and Phelps Dodge have also entered into a note purchase agreement, pursuant to which Phelps Dodge has agreed, subject to certain conditions to purchase up to U.S.$3 billion aggregate principal amount of Inco 8.0% convertible subordinated notes, the proceeds of which may only be used for certain purposes relating to the completion of Inco’s proposed acquisition of all of the issued and outstanding common shares of Falconbridge, and (ii) Falconbridge and Phelps Dodge have entered into a cooperation agreement in connection with the completion of the Arrangement.

5.	Full Description of Material Change

Fifth Amendment to Support Agreement between Inco and Falconbridge

On June 25, 2006, Falconbridge and Inco entered into the Fifth Amendment for the purpose of amending the Support Agreement. Under the terms of the Fifth Amendment, Inco has agreed to increase the cash consideration and the share consideration offered to holders of Falconbridge common shares pursuant to the Offer. As a result, Falconbridge shareholders will be entitled to elect to receive either Cdn.$53.83 in cash for each Falconbridge common share held or 0.82419 of a common share of Inco plus Cdn.$0.05 in cash for each Falconbridge common share held, subject in each case to proration based upon the maximum amount of cash available and the maximum number of Inco common shares issuable under the Offer. The maximum amount of cash consideration available under the Offer has been increased to Cdn.$6,700,377,653 and the maximum number of Inco common shares available for issuance under the Offer has been increased to 213,171,558 Inco common shares. Assuming full proration of these maximum amounts, Falconbridge shareholders would be entitled to receive Cdn.$17.50 in cash and 0.55676 of an Inco common share for each Falconbridge common share tendered to the Offer, subject to adjustment for fractional shares. Inco and Falconbridge have also agreed to a corresponding adjustment to the number of Inco common shares to be received by holders of Falconbridge options following the completion of the take-over bid.

The Fifth Amendment also amends the Support Agreement to provide that the Support Agreement may be terminated by either Inco or Falconbridge in the event (i) the other party has not complied in all material respects with its covenants or obligations under the Support Agreement, or (ii) any representation or warranty of the other party under the Support Agreement shall have been untrue or incorrect as at October 10, 2005 (being the first date of the Support Agreement) or shall have become untrue or incorrect at any time prior to the Expiry Time (as defined in the Support Agreement) and such untrue or incorrect representation or warranty is not curable or, if curable, is not cured by the earlier of such date which is 30 days from the notice of such breach and the Expiry Time except, in the case of a termination by Falconbridge, for any untrue representations or warranties of Inco which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect (as defined in the Support Agreement) with respect to Inco, or, in the case of a termination by Inco, for any untrue representations or warranties of Falconbridge which, individually or in the aggregate, would not, or would not reasonably be expected to, have a Material Adverse Effect with respect to Falconbridge or would not, or would not reasonably be expected to, prevent or materially delay the completion of the Offer or a subsequent acquisition transaction prior to the Expiry Time.

In light of the proposed transaction involving Inco and Phelps Dodge, under the terms and subject to the conditions of the Fifth Amendment, Falconbridge has agreed to use its reasonable best efforts to co-operate with Inco and to obtain all necessary consents and approvals with respect to the transactions contemplated by the Combination Agreement. Falconbridge has also agreed to furnish Inco with all information concerning it and its shareholders as may be required (and, in the case of its shareholders, available to it) for the preparation, filing and mailing of the management information circular to be delivered to Inco shareholders in connection with the arrangement, as well as the making of regulatory filings, as required under the Combination Agreement.

Combination Agreement between Inco and Phelps Dodge

Also on June 25, 2006, Inco and Phelps Dodge entered into the Combination Agreement. The Combination Agreement provides that, upon the terms and subject to the conditions set forth therein, a newly-formed, wholly-owned subsidiary (“Subco”) of Phelps Dodge will acquire all the outstanding common shares of Inco by way of a statutory plan of arrangement effected under the Canada Business Corporations Act (the “Arrangement”). As a result of the transactions contemplated by the Combination Agreement, Inco will become a wholly-owned subsidiary of Phelps Dodge.

Pursuant to the terms of the Arrangement, Subco and Inco will amalgamate and each outstanding common share of Inco (other than (x) Inco common shares held by a holder who has validly exercised its dissent rights or by Phelps Dodge or by any subsidiary of Phelps Dodge and (y) restricted Inco common shares) will be exchanged by the holder thereof for

Cdn.$17.50 in cash (the “Cash Amount”) and 0.672 of a common share of Phelps Dodge (the “Exchange Ratio”). Each outstanding restricted common share of Inco awarded under Inco’s 2001 Key Executive Incentive Plan and 2005 Key Executive Incentive Plan will be converted into that number of restricted Phelps Dodge common shares equal to the Exchange Ratio plus the quotient of the Cash Amount divided by the closing price of Phelps Dodge’s common shares on the New York Stock Exchange (“NYSE”) on the trading day immediately prior to the closing date of the Arrangement expressed in Canadian dollars (such sum, the “Stock Award Exchange Ratio”). Each outstanding option to acquire Inco common shares, whether or not vested, shall be cancelled in exchange for a fully vested option to acquire that number of Phelps Dodge common shares equal to the number of Inco common shares subject to such Inco option multiplied by the Stock Award Exchange Ratio. The exercise price for each Phelps Dodge common share subject to any such converted option will be an amount equal to the quotient of the exercise price per Inco common share subject to such Inco option divided by the Stock Award Exchange Ratio, subject to certain adjustments as set out in the Combination Agreement.

The combined entity resulting from the Arrangement will be named Phelps Dodge Inco Corporation (“Phelps Dodge Inco”). The board of directors of Phelps Dodge Inco will consist of 15 members, 11 of whom will be selected from the board of directors of Phelps Dodge and four of whom will be selected from the boards of directors of Inco and Falconbridge, respectively. J. Stephen Whisler, currently chairman and chief executive officer of Phelps Dodge, will be chairman and chief executive officer of Phelps Dodge Inco. Scott M. Hand, currently chairman and chief executive officer of Inco, will become vice chairman of Phelps Dodge Inco. Derek Pannell, currently chief executive officer of Falconbridge, will become president of the nickel division of Phelps Dodge Inco, to be called Inco Nickel, and will head Phelps Dodge Inco’s nickel, zinc and aluminium operations. Timothy R. Snider, currently president and chief operating officer of Phelps Dodge, will hold the same position with Phelps Dodge Inco and Ramiro G. Peru, currently executive vice president and chief financial officer of Phelps Dodge, will be the chief financial officer of Phelps Dodge Inco. Mssrs. Whisler, Snider and Peru will continue to be based in Phoenix, Arizona, while Mssrs. Hand and Pannell will continue to be based in Toronto, Ontario.

Under the terms of the Combination Agreement, Inco and Phelps Dodge have made certain representations, warranties and covenants, including, among others, covenants that during the interim period between the execution of the Combination Agreement and the effective time of the Arrangement, (a) each of Inco and Phelps Dodge will conduct its respective business in the ordinary course consistent with past practice and in compliance in all material respects with applicable laws and not take any action that would be expected to prevent or materially impair or delay the consummation of the transactions contemplated by the Combination Agreement; (b) Inco and Phelps Dodge will use their reasonable best efforts to take all actions required for the consummation of the transactions contemplated by the Combination Agreement; (c) Inco will not engage in combinations or other significant transactions; (d) subject to certain exceptions, Inco’s board of directors will recommend to holders of Inco common shares that they vote in favour of the Arrangement, and will not withdraw such recommendation or modify or qualify such recommendation in any manner adverse to Phelps Dodge; (e) subject to certain exceptions, Phelps Dodge’s board of directors will recommend to holders of Phelps Dodge common shares that they vote in favour of an amendment to Phelps Dodge’s restated certificate of incorporation to increase Phelps Dodge’s authorized common stock, change the name of Phelps Dodge to “Phelps Dodge Inco Corporation” and increase the maximum size of Phelps Dodge’s board from 12 to 15 directors and the issuance of Phelps Dodge common shares pursuant to the terms of the Arrangement (f) subject to certain exceptions, Inco will not solicit any proposals relating to alternative acquisition transactions; and (g) subject to certain exceptions, Inco will not engage in any discussions or negotiations or provide confidential information in connection with any proposals for alternative acquisition transactions.

The obligations of Inco and Phelps Dodge to effect the Arrangement and complete the transactions contemplated by the Combination Agreement are subject to the satisfaction of certain conditions including, among others, (a) approval of Phelps Dodge’s shareholders (by a vote of a majority of Phelps Dodge’s common shares entitled to vote) of an amendment to its restated certificate of incorporation to increase Phelps Dodge’s authorized common stock, change the name of Phelps Dodge to “Phelps Dodge Inco Corporation” and increase the maximum size of Phelps Dodge’s board from 12 to 15 directors; (b) approval by Phelps Dodge’s shareholders (by a vote of majority of the votes cast at the special meeting as long as the total votes cast represents a majority of Phelps Dodge’s common shares entitled to vote) of the issuance of Phelps Dodge common shares pursuant to the terms of the Arrangement; (c) approval of Inco’s shareholders of the Arrangement by special resolution (being a resolution approved by 66 2/3% of the votes cast on the special resolution by holders of Inco common shares present in person or by proxy at the Inco shareholder meeting); (d) expiration or termination of the applicable waiting periods under the United States Hart-Scott Rodino Antitrust Improvements Act of 1976 and the European Commission anti-trust Council Regulation (EC) 139/2004 of 20 January 2004; (e) approval under the Competition Act (Canada) and the Investment Canada Act; (f) receipt of an interim order in connection with the Arrangement and a final order approving the Arrangement, in each case, from the Ontario Superior Court of Justice; (g) either (i) Inco having acquired at least two-thirds of the outstanding common shares of Falconbridge under the Offer and having completed a compulsory acquisition or a subsequent acquisition transaction, or (ii) the Support Agreement having been terminated in accordance with its terms; and (h) the Phelps Dodge common shares issuable pursuant to the Arrangement having been approved for listing on the NYSE and the Toronto Stock Exchange (“TSX”), subject to notice of issuance. In addition, Phelps Dodge will not be obligated to consummate the Combination if holders of more than 10% (or, in certain circumstances, 15%) of all of the issued and outstanding Inco common shares have exercised dissent rights in respect of the Arrangement.

Each party’s obligation to complete the transactions contemplated by the Combination Agreement is also subject to certain other conditions, including (i) subject to certain exceptions, the accuracy as of the Closing Date of the representations and warranties of the other party under the Combination Agreement, except for such inaccuracies as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on such party, (ii) performance in all material respects by the other party of its material covenants and obligations under the Combination Agreement, and (iii) the absence of material adverse changes in respect of the other party.

The Combination Agreement contains certain termination rights in favour of each of Inco and Phelps Dodge and further provides that, upon termination of the Combination Agreement under certain specified circumstances, Inco may be required to pay Phelps Dodge a termination payment equal to US$475 million, provided that such amount will be increased to US$925 million from and after the date that Inco has acquired at least two-thirds of the outstanding common shares of Falconbridge. The Combination Agreement also provides that Phelps Dodge may be required to pay Inco a termination payment equal to US$500 million in certain specified circumstances. The Combination Agreement further provides that each of Phelps Dodge and Inco may be required to pay the other party a termination payment equal to US$125 million in certain specified circumstances.

Note Purchase Agreement between Inco and Phelps Dodge

On June 25, 2006, in connection with the entering into of the Combination Agreement, Inco and Phelps Dodge also entered into a note purchase agreement (the “Note Purchase Agreement”) pursuant to which Phelps Dodge has agreed, subject to certain conditions, to purchase up to U.S.$3 billion aggregate principal amount of Inco 8.0% convertible subordinated notes due April 1, 2012 (the “Notes”). Inco may require the purchase of Notes only to the extent that it requires the proceeds of the Notes for certain permitted uses, being (a) the acquisition of Falconbridge common shares as contemplated by the Support Agreement and/or (b) the satisfaction of the obligations of Inco and Falconbridge to any shareholders who properly exercise dissent rights in respect of a compulsory acquisition or a subsequent acquisition transaction to enable Inco to acquire all of the Falconbridge common shares not acquired under the Offer. So long as the Combination Agreement remains in effect, Phelps Dodge’s obligation to purchase Notes shall be subject to, among other things, receipt of customary certificates and opinions from Inco and to (i) approval by the TSX of the issuance and sale of the Notes, the issuance of the Inco common shares issuable upon conversion of the Notes and the listing of such Inco common shares on the TSX and (ii) application having been being made for the listing of such Inco common shares on the NYSE. Phelps Dodge’s obligation to purchase Notes may continue or be terminated after the Combination Agreement is terminated, depending on the circumstances of the termination of such agreement.

The Notes are convertible by the holder, in whole or in part and from time to time, into Inco common shares at a conversion rate equal to 95% of the average closing price of Inco’s common shares on the NYSE over the five trading days preceding the date of conversion, provided, however, that the Notes may not be converted (i) prior to the six-month anniversary of the issuance of the Notes or (ii) if the holder of the Notes and its affiliates would own, together with any persons acting jointly or in concert with the holder and its affiliates, after such conversion, an aggregate of more than 20% of Inco’s outstanding common shares. Inco may deliver cash in lieu of part or all of the amount due upon conversion of the Notes at stated principal amount plus accrued interest.

Phelps Dodge’s commitment to purchase Notes may be terminated: (i) at any time by the mutual written consent of Phelps Dodge and Inco, (ii) if there has been a material breach of (a) any representation or warranty of Inco contained in the Note Purchase Agreement or (b) any of the covenants or agreements contained in the Note Purchase Agreement on the part of

Inco, which breach is not curable or, if curable, is not cured within 10 business days after written notice of such breach is given by Phelps Dodge to Inco, (iii) in the case of a change of control of Inco, or (iv) at any time after March 31, 2007. The Note Purchase Agreement can be terminated prior to the initial issuance of Notes if any law is passed that makes the consummation of the transaction contemplated by the Note Purchase Agreement or the Support Agreement illegal or otherwise prohibited.

Cooperation Agreement between Falconbridge and Phelps Dodge

In connection with the Combination Agreement, on June 25, 2006, Falconbridge and Phelps Dodge entered into a cooperation agreement (the “Cooperation Agreement”) pursuant to which Falconbridge has agreed to take certain actions in order to facilitate the Arrangement. Among other things, each of Falconbridge and Phelps Dodge has agreed to afford the other with reasonable access to information, subject to the terms and conditions of the confidentiality agreement previously entered into by Falconbridge and Phelps Dodge. In addition, Falconbridge has agreed to furnish Phelps Dodge with information concerning Falconbridge and (to the extent available to Falconbridge) its shareholders for the preparation, filing and mailing of the proxy statement of Phelps Dodge proposed to be delivered to its shareholders in connection with the shareholder approval required to be obtained by Phelps Dodge of the transactions contemplated by the Combination Agreement and the regulatory filings required to consummate the transactions contemplated by the Combination Agreement. Phelps Dodge and Falconbridge have made certain representations, warranties and covenants in the Cooperation Agreement. The Co-operation Agreement will terminate upon any termination of either the Support Agreement by either Inco or Falconbridge or the Combination Agreement by either Inco or Phelps Dodge.

* * * * *

The summaries of the Fifth Amendment and the Cooperation Agreement are qualified in their entirety by the full text of these agreements filed by Falconbridge (i) with the Canadian securities regulatory authorities and available at www.sedar.com and (ii) with the SEC and available at www.sec.gov. The summaries of the Combination Agreement and the Note Purchase Agreement are qualified in their entirety by the full text of these agreements filed by Inco (i) with the Canadian securities regulatory authorities and available at www.sedar.com and (ii) with the SEC and available at www.sec.gov.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Stephen Young Ste. 200 – 181 Bay Street BCE Place Toronto, ON M5J 2T3 Fax: (416) 982-7490

9.	Date of Report

July 5, 2006